UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: LAZ-MD Holdings LLC 30 Rockefeller Plaza New York, New York 10020 File No.	APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

SUMMARY OF APPLICATION

Applicant (as defined herein) hereby applies for an order of the Securities and Exchange Commission (“SEC” or “Commission”) under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), exempting Applicant from all provisions of the Investment Company Act and the rules thereunder except Section 9, Sections 36 through 53. As to Sections 17 and 30 and Rule 38a-1 under the Investment Company Act, the exemption is limited as set forth herein. The order would exempt Applicant from certain provisions of the Investment Company Act and the rules thereunder, and would permit Applicant to participate in certain affiliated and joint transactions incident to the creation and operation of an employees’ securities company as defined in Section 2(a)(13) of the Investment Company Act.

THE APPLICANT

The Applicant is LAZ-MD Holdings LLC (“LAZ-MD”). LAZ-MD’s only business is to hold interests in Lazard Ltd and Lazard Group LLC (“Lazard Group”) for the benefit of certain current and former employees of Lazard Group, each of whom is a sophisticated investor.

General. Lazard Group is a holding company engaged primarily in the financial advisory and asset management businesses. In 2004, Lazard Group formed Lazard Ltd to be the holding company of the public’s common equity interests in Lazard Group. Lazard Ltd remained privately held until 2005, when it made an initial public offering of its Class A common stock.

Lazard Ltd has no material assets other than indirect ownership of approximately 75.1% of the common membership interests of Lazard Group. The remaining 24.9% of Lazard Group’s common membership interests are held by LAZ-MD, which is a Delaware limited liability company and is owned exclusively by current and former managing directors of Lazard Group. The Lazard Group common membership interests held by LAZ-MD are exchangeable over time on a one-for-one basis for shares of Class A common stock of Lazard Ltd.

LAZ-MD’s Board of Directors (the “Board”) manages the business and affairs of the Company. In this capacity, the Board maintains minutes of Board proceedings and appropriate books and records, including maintenance of a record of each Investor’s beneficial interests in LAZ-MD. LAZ-MD incurs certain limited costs in connection with its operations. LAZ-MD has no investment adviser or administrator.

LAZ-MD Exchangeable Interests. In connection with the formation of LAZ-MD, interests in Lazard Group held by certain of its employees were exchanged for limited liability company interests in LAZ-MD. Each holder of an interest (an “Investor”) received a redeemable capital interest in LAZ-MD consisting of an equivalent amount of capital of LAZ-MD, an exchangeable interest in LAZ-MD and, if a Class I Member, a right to receive distributions from LAZ-MD. The exchangeable interests are, at the working member’s election, effectively exchangeable for shares of Class A common stock on the eighth anniversary of the initial public offering of Lazard Ltd.1

Interests in LAZ-MD were sold in reliance on an exemption from registration contained in Section 4(2) of the Securities Act of 1933 (the “Securities Act”) or Regulation D thereunder.2

Specifics on “Eligible Investors.” Interests in the Fund (“Interests”) were offered only to Eligible Investors. Eligible Investors consist of “Eligible Employees” (defined below), or “Qualified Investment Vehicles,” and “Immediate Family Members,” each as defined below. LAZ-MD reasonably believed that each member receiving exchangeable interests is a sophisticated investor capable of understanding and evaluating the risks of participating in LAZ-MD without the benefit of regulatory safeguards. An “Eligible Employee” is a person who was, at the time of investment, a current or former working member who meets the standards of an “accredited investor” set forth in Rule 501(a)(5) or Rule 501(a)(6) of Regulation D.

A Qualified Investment Vehicle is a trust or other entity the sole beneficiaries of which are Eligible Employees or their Immediate Family Members or the settlors and trustees of which consist of Eligible Employees or Eligible Employees together with Immediate Family Members. Immediate Family Members include any parent, child, spouse of a child, spouse, brother or

[1]	See Amendment No. 2 to Form S-1, available at http://www.sec.gov/Archives/edgar/data/1311370/000119312505091142/ds1a.htm (last visited March 17, 2010). Each of LAZ-MD and Lazard Group have the right to cause the exchange of the LAZ-MD exchangeable interests held by a member into the underlying Lazard group common membership interests. The LAZ-MD exchangeable interests held by working members who continue to provide services to Lazard Ltd or LFCM Holdings pursuant to retention agreements are, subject to certain conditions, effectively exchangeable for shares of common stock in equal increments on and after each of the third, fourth, and fifth anniversaries of the offering. LAZ-MD and certain of Lazard Ltd’s subsidiaries (through which the exchanges will be effected), with the approval of Lazard Ltd’s board of directors, also have the right to cause the holders of LAZ-MD exchangeable interests to exchange all such remaining interests during the 30-day period following the ninth anniversary of the offering. On full exchange of all LAZ-MD exchangeable interests for shares of Lazard Ltd’s common stock, all of the Lazard Group common membership interests formerly owned by LAZ-MD would be owned indirectly by Lazard Ltd.
[2]	Before filing this application, LAZ-MD was not an “investment company” as defined in the Investment Company Act.

sister, and includes any step and adoptive relationships. A Qualified Investment Vehicle must be either (a) an accredited investor as defined in Rule 501(a) of Regulation D or (b) an entity for which an Eligible Employee is a settlor and principal investment decision-maker and which is counted toward the 35 non-accredited Investors in a Fund.

Specifics on LAZ-MD Operations. LAZ-MD’s only assets are common stock issued by Lazard Ltd and Lazard Group common membership interests. From time to time, LAZ-MD receives dividends from Lazard Group, which are subsequently upstreamed to Class I Members of LAZ-MD and used for the general operating expenses of LAZ-MD. In exchange for his or her interest, each Investor will receive shares of Lazard Ltd Class A common stock pursuant to the Master Separation Agreement. On full exchange of all LAZ-MD exchangeable interests for shares of Lazard Ltd’s common stock, all of the Lazard Group common membership interests formerly owned by LAZ-MD will be owned indirectly by Lazard Ltd.

Annually, LAZ-MD will send each Investor audited financial statements as soon as practicable after the end of each fiscal year. Within 90 days after the end of LAZ-MD’s tax year or as soon as practicable thereafter, LAZ-MD will transmit a report to each Investor setting out information as to each Investor’s distributive share of income, gains, losses, credits, and other items for federal and state income tax purposes, resulting from the operation of LAZ-MD during that year.

LAZ-MD Community of Interests. LAZ-MD and Lazard Ltd maintain a strong core of shared interests consistent with the underlying policy rationale for exempting employees’ securities companies. For example, LAZ-MD and its Board of Directors is owned exclusively by current and former managing directors of Lazard Group. The current working members continue to provide services to Lazard Ltd. Investors in LAZ-MD received interests which are redeemable only for Class A common stock of Lazard Ltd. LAZ-MD owns only securities issued by Lazard Ltd and Lazard Group.

APPLICABLE INVESTMENT COMPANY ACT PROVISIONS

Section 2(a)(13) of the Investment Company Act defines “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the-immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the Investment Company Act provides, in part, that the Commission may, by order on application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the Investment Company Act and the rules thereunder, if and to the extent that such exemption is consistent with the protection of investors. In determining the provisions of the Investment Company Act from which the company should be exempt, the Commission considers the company’s form of organization and capital structure, the persons who own and control the company’s voting securities, evidences of indebtedness, and other securities, the prices and sales loads for the company’s securities, how the proceeds from the sale of the company’s securities are used and the character of the securities in which the company invests, and any relationship between the company and the issuer of these securities.

Section 7 of the Investment Company Act prohibits an investment company from engaging in interstate commerce, and prohibits a depositor, trustee, underwriter, or promoter of an investment company from causing an investment company to engage in interstate commerce or from offering interests in the investment company, unless the investment company is registered under the Investment Company Act or is otherwise exempt from registration, or unless the transactions are incidental to the investment company’s dissolution. Section 6(e) of the Investment Company Act provides that the Commission may determine it necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the Investment Company Act, certain provisions of the Investment Company Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is an investment company.

Section 9 of the Investment Company Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with administrative powers to enforce the Investment Company Act.

Section 17 of the Investment Company Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers, and investment advisers, and a code of ethics for the investment company.

Section 17(a) of the Investment Company Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are any affiliated person of the investment company and any affiliated person of an affiliated person of the investment company.

Section 17(d) of the Investment Company Act and Rule 17d-1 promulgated thereunder, absent an exemption granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such a person, acting as principal, to effect any transaction in connection with any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(f) of the Investment Company Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians. Rule 17f-2 requires an investment company that maintains custody of its own securities or similar investments to deposit the securities with a bank or other company whose functions and facilities are supervised by a Federal or State authority. The securities must be segregated from the assets of any other person, and may be withdrawn only in connection with transactions necessary or appropriate in the investment company’s ordinary course of business relating to the management of securities. A resolution of the board must authorize not more than five persons who are officers or employees of the company to have access to the securities, and must only permit access to two or more authorized persons jointly, including one officer. Each person must sign a notation when depositing, withdrawing, or ordering the withdrawal and delivery of the securities, and an independent public accountant must verify the securities at least three times during each fiscal year, twice without prior notice to the investment company.

Section 17(g) of the Investment Company Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-l promulgated thereunder. Rule 17g-1 requires an investment company to have a fidelity bond against larceny and embezzlement, which meets certain requirements and covers each of the investment company’s officers and employees who has access to the investment company’s securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from Section 17(d) of the Investment Company Act and the rules under the Investment Company Act. Rule 17g-1(j)(3) requires that the board of directors of an investment company satisfy the fund governance standards defined in Rule 0-1(a)(7).

Section 17(j) of the Investment Company Act and Rule 17j-1 thereunder make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires every registered investment company to adopt a written code of ethics and every access person of a registered investment company to report personal securities transactions.

Section 30 of the Investment Company Act sets forth the periodic financial reporting requirements for an investment company to its shareholders and the Commission; and key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission.

Sections 36 through 53 of the Investment Company Act deal generally with the Commission’s rule-making, investigation and enforcement powers under the Investment Company Act and the rules thereunder. Rule 38a-1 requires investment companies to adopt, implement, and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

DISCUSSION

LAZ-MD is an “employees’ securities company” within the meaning of Section 2(a)(13) of the Investment Company Act, and Applicant believes that it would be in the best interests of LAZ-MD and its Investors, and consistent with the policies and purposes of the Investment Company Act, to exempt Applicant from most of the provisions of the Investment Company Act and the rules thereunder. Applicant believes such exemption to be appropriate in the public interest and consistent with the protection of shareholders and investors. Applicant seeks relief under Sections 6(b) and 6(e) of the Investment Company Act from all provisions of the Investment Company Act except Section 9, Sections 36 through 53, and the rules thereunder. As to Sections 17 and 30, the rules thereunder, and Rule 38a-1 under the Investment Company Act, the exemption is limited as set forth in the application.

The relief sought herein is substantially similar to the relief granted by the Commission to employees’ securities companies in dozens of orders, including William Blair & Company, LLC, Docket No. 813-00274, Release Nos. IC-28700 (April 22, 2009) (notice of application) and IC-28727 (May 20, 2009) (order); TWB Investment Partnership, LP, Docket No. 813-332, Release Nos. IC-28528 (Dec. 9, 2008) (notice of application) and IC-28576 (Jan. 6, 2009) (order);

Wortham Finance, LP, Docket No. 813-365, Release Nos. IC-28484 (Nov. 10, 2008) (notice of application) and IC-28529 (Dec. 9, 2008) (order); HLHZ Investments II, LLC, Docket No. 813-00355, Release Nos. IC-28428 (notice of application) and IC-28473 (Oct. 28, 2008) (order); American International Group, Inc. Docket No. 813-00369, Release Nos. IC-28286 (May 23, 2008) (notice of application) and IC-28301 (June 18, 2008) (order); Bessemer Group, Inc., Docket No. 813-362, Release Nos. IC-28258 (April 29, 2008) (notice of application) and IC-28289 (May 28, 2008) (order);Tower 21st Century Fund, LLC, Docket No. 813-350, Release Nos. IC-28046 (Nov. 8, 2007) (notice of application) and IC-28072 (Dec. 4, 2007) (order); Raymond James Employee Investment Fund I, LP, Docket No. 813-326, Release Nos. IC-28012 (Oct. 11, 2007) (notice of application) and IC-28043 (Nov. 6, 2007) (order); Stephens Inc., et al., Docket No. 813-306, Release Nos. IC-27843 (May 29, 2007) (notice of application) and IC-27875 (June 26, 2007) (order); Silas Partners I, LLC, Docket No. 813-264, Release Nos. IC-27770 (Mar. 27, 2007) (notice of application) and IC-27782 (Apr. 24, 2007) (order); SA Investment Partnership LLC, Docket No. 813-284, Release Nos. IC-27747 (Mar. 5, 2007) (notice of application) and IC-27774 (Apr. 2, 2007) (order); Opal Private Equity Fund, LP, Docket No. 813-356, Release Nos. IC-27612 (Dec. 27, 2006) (notice of application) and IC-27675 (Jan. 23, 2007) (order); GDC Partners Fund, LLC, Docket No. 813-240, Release Nos. IC-25768 (Oct. 15, 2002) (notice of application) and IC-25801 (Nov. 12, 2002) (order); Hambrecht & Quist Employee Venture Fund, L.P., Docket No. 813-176, Release Nos. IC-23396 (Aug. 21, 1998) (notice of application) and IC- 23438 (Sept. 16,1998); RGIP, LLC and Ropes & Gray, Docket No. 813-160, Release Nos. IC-23053 (Mar. 2, 1998) (notice of application) and IC-23092 (Mar. 30, 1998) (order); and Project Capital 1995, LLC, Docket No. 813-164, Release Nos. IC-22650 (Apr. 30,1997) (notice of application) and IC-22688 (May 28, 1997) (order).

Section 17(a)

Applicant requests an exemption from the provisions of Section 17(a) and the rules thereunder, limited as set forth in the application, to the extent necessary to permit LAZ-MD to redeem LAZ-MD Investor exchangeable interests in exchange for shares of Lazard Ltd Class A common stock from LAZ-MD, that have been in part or in whole derived from interests in Lazard Group.

Applicant submits that the exemption sought from Section 17(a) are consistent with the purposes of the Investment Company Act and the protection of investors. LAZ-MD anticipates that its only transactions with affiliated persons in securities or other property will be redemptions of exchangeable interests for Class A common stock of Lazard Ltd on the request of Investors. To the extent such a transaction might be subject to Section 17(a), it will be effected on terms established at the time of the initial public offering of Lazard Ltd, which terms were disclosed to each Investor at the time. To the extent that there are additional transactions not currently anticipated that would be subject to Section 17(a), those transactions also would be consistent with the purposes of the Investment Company Act and the protection of investors, given the financial sophistication of the Investors, the community of interest among the Investors, LAZ-MD, Lazard Ltd, and Lazard Group.

Applicant also represents that it recognizes that any transactions subject to Section 17(a) of the Investment Company Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d)

LAZ-MD requests an exemption from Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder to permit an affiliated person of Lazard Ltd, Lazard Group (or an affiliated person of such person) to participate in joint transactions with LAZ-MD. The relief requested is sought to permit, to the extent necessary, LAZ-MD to redeem LAZ-MD Investor exchangeable interests in exchange for shares of Lazard Ltd Class A common stock from LAZ-MD, that have been in part or in whole derived from interests in Lazard Group.

As described above, LAZ-MD anticipates that its only transactions with affiliated persons in securities or other property will be exchanges of exchangeable interests for Class A common stock of Lazard Ltd on the request of Investors. To the extent such a transaction might be subject to Section 17(d), it will be effected on terms established at the time of the initial public offering of Lazard Ltd, which terms were disclosed to each Investor at the time. To the extent that there are additional transactions not currently anticipated that would be subject to Section 17(d), those transactions also would be consistent with the purposes of the Investment Company Act and the protection of investors, given the financial sophistication of the Investors, the community of interest among the Investors, LAZ-MD, Lazard Ltd, and Lazard Group. Accordingly, the flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-l were designed to prevent.

LAZ-MD acknowledges that any transactions subject to Section 17(d) of the Investment Company Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.

Section 17(f)

Applicant requests exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exception from the requirements of Rule 17f-2: compliance with paragraph (b) of the rule may be achieved through safekeeping in the locked files of Lazard Group.

Section 17(g)

LAZ-MD requests exemption from the requirement in Section 17(g) and Rule 17g-l thereunder that a majority of the “directors” of LAZ-MD who are not “interested persons” of LAZ-MD (as defined in the Investment Company Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Board. Because it is likely that each member of the Board would be considered an interested person of LAZ-MD, LAZ-MD would not be able to comply with Rule 17g-1 without the requested relief. Applicant also requests an exemption from the requirements of paragraphs (g) and (h) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors. In addition, LAZ-MD requests an exemption from the requirements of paragraph (j)(3) of Rule 17g-1 that the Fund comply with the fund governance standards defined in Rule 0-1(a)(7) because it is likely that each member of the Board would be considered an interested person of LAZ-MD. Applicant will comply with all other requirements of Section 17(g) and Rule 17g-1.

Section 17(j)

LAZ-MD requests exemptions from the requirement in Section 17(j) and Rule 17j-l thereunder that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company as to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicant requests an exemption from the requirements of Rule 17j-l, with the exception of Rule 17j-l (b), because they are burdensome and unnecessary and because the exemption is consistent with the policy of the Investment Company Act. Requiring LAZ-MD to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive and would serve little purpose given that, among other things, LAZ-MD holds only common stock issued by Lazard Ltd and Lazard Group common membership interests, and LAZ-MD does not buy or sell these securities except in connection with Investor exchanges of interests in LAZ-MD for shares of Lazard Ltd Class A common stock. Accordingly, the requested exemption is consistent with the purposes of the Investment Company Act because the dangers against which Section 17(j) and Rule 17j-l are intended to guard are not present in this case.

Sections 30(a), 30(b) and 30(e)

Applicant requests exemption from the requirements, contained in Sections 30(a), 30(b), 30(e) and the rules thereunder that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to LAZ-MD and would entail administrative and legal costs that outweigh any benefit to the Investors. Exemptive relief is requested to the extent necessary to permit LAZ-MD to report annually to its Investors. It is contemplated that, after the close of each fiscal year, the Board shall prepare or cause to be prepared and distributed to each Investor an annual report including audited financial statements. In addition, as soon as practicable after the end of each fiscal year, LAZ-MD will send a report to each person who was an Investor at any time during the fiscal year then ended, setting forth tax information necessary for the preparation of the Investor’s income tax returns and a report of the investment activities of LAZ-MD during that year. At the end of each fiscal year, LAZ-MD will make a valuation or have a valuation made of all the assets of LAZ-MD as of the fiscal year end in a manner consistent with customary practice for the valuation of assets of the kind held by

LAZ-MD. The Board will value the assets held by LAZ-MD at the current market price (closing price) in the case of marketable securities.

Section 30(h)

Applicant requests exemption from Section 30(h) to the extent necessary to exempt the members of the Board from filing Forms 3, 4, and 5 under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as to their ownership of Interests. There is no trading market for the exchangeable interests, and transferability is severely restricted. Accordingly, the purposes underlying Section 16 would not be served by requiring the filing of Forms 3, 4 and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Sections 36 through 53

Sections 36 through 53 of the Investment Company Act deal generally with, among other matters, the Commission’s rulemaking, investigation, and enforcement powers under the Act, and the rules thereunder. LAZ-MD will comply with Rule 38a-1(a), (c), and (d), except that because the Board does not have any members who are not interested persons, approval by a majority of the board members who are not interested persons required by Rule 38a-1 will not be obtained.

Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Each proposed transaction to which LAZ-MD is a party otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-l (each a “Section 17 Transaction”) will be effected only if the Board determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Investors and do not involve overreaching of LAZ-MD or Investors on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Investors of LAZ-MD, LAZ-MD’s organizational documents, and LAZ-MD’s disclosures to Investors.

In addition, the Board will record and preserve a description of such Section 17 Transaction, its findings, the information or materials on which its findings are based and the basis therefor. All such records will be maintained for the life of LAZ-MD and at least six years thereafter, and will be subject to examination by the SEC and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2. If purchases or sales are made by LAZ-MD from or to an entity affiliated with it by reason of an Investor (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in LAZ-MD determination of whether or not to effect the purchase or sale.

3. The Board will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, before the consummation of any Section 17 Transaction, as to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for LAZ-MD, or any affiliated person of such a person, promoter, or principal underwriter.

4. The Board will not make on behalf of LAZ-MD any investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-l in which LAZ-MD and the Co-Investor are participants, unless any such Co-Investor, before disposing of all or part of its investment: (a) gives LAZ-MD sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless LAZ-MD has the opportunity to dispose of its investment before or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term “Co-Investor” means any person who is: (a) an affiliated person of LAZ-MD (as defined in Section 2(a)(3) of the Investment Company Act); (b) Lazard Group, Lazard Ltd and any entities controlled by Lazard Group; (c) an investment vehicle offered, sponsored, or managed by LAZ-MD or a LAZ-MD entity; or (c) a company in which Lazard Group or any entity controlled by Lazard Group, acts as an officer, director, or administrator, or has a similar capacity to control the sale or disposition of the company’s securities.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of the Co-Investor or a trust established for any such immediate family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Exchange Act; or (d) when the investment is comprised of securities that are NMS stocks pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder.

5. LAZ-MD will send to each person who was an Investor at any time during the fiscal year then ended financial statements audited by an independent public accountant. At the end of each fiscal year, the Board will make a valuation or have a valuation made of all the assets of LAZ-MD as of the fiscal year end in a manner consistent with customary practice as to the valuation of assets of the kind held by LAZ-MD. In addition, as soon as practicable after the end of each fiscal year of LAZ-MD, the Board will send a report to each person who was an Investor at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Investor of his federal and state income tax returns and a report of the investment activities of LAZ-MD during such year.

6. LAZ-MD will maintain and preserve, for the life of LAZ-MD and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the financial statements and annual reports of LAZ-MD to be provided to its Investors, and agree that all such records will be subject to examination by the SEC and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

REQUEST FOR RELIEF

For the foregoing reasons, Applicant requests that the Commission enter an order exempting Applicant from all provisions of the Investment Company Act and the rules thereunder except Section 9, Sections 36 through 53, and the rules thereunder. As to Sections 17 and 30 and the rules thereunder, and Rule 38a-1 under the Investment Company Act, the exemption is limited as set forth in the application.

Pursuant to Rule 0-2(c)(l) under the Investment Company Act, Applicant states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf have been taken. Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.

The items required by Rule 0-2(c)(1) under the Act are attached hereto as Exhibit A. The verification required by Rule 0-2(d) under the Investment Company Act is attached hereto as Exhibit B.

Pursuant to Rule 0-2(f), Applicant hereby states that the address of Applicant is 30 Rockefeller Plaza, New York, NY 10020 and further state that all communications or questions concerning this Application should be directed to:

Matthew A. Chambers, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, D.C. 20006

(202) 663-6000

Applicant requests that the Commission issue an order pursuant to Rule 0-5 without holding a hearing.

WHEREFORE, Applicant requests that the Commission enter an order exempting it from all provisions of the Investment Company Act and the rules thereunder except Section 9, Sections 36 through 53, and the rules thereunder. As to Sections 17 and 30 and the rules thereunder and Rule 38a-1 under the Investment Company Act, the exemption is limited as set forth in the application.

Dated: May 3, 2010

LAZ-MD HOLDINGS LLC

By:	/s/ William J. White

Name:	William J. White

Title:	Agent

EXHIBIT A

RESOLVED, that William J. White or Michael J. Castellano, acting individually or together, be, and each of them hereby is, authorized to prepare and file, on behalf of LAZ-MD Holdings LLC, with the SEC an application, and any amendments thereto, for an order, pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, (“Investment Company Act”), exempting LAZ-MD Holdings LLC from the provisions of such Act and the rules and regulations thereunder as set forth in such application; and

FURTHER RESOLVED, that William J. White or Michael J. Castellano, acting individually or together, be, and each of them hereby is, authorized to take any and all action as may be necessary or appropriate to obtain such exemptive relief.

EXHIBIT B

STATE OF NEW YORK	)
	)	ss:
COUNTY OF NEW YORK	)

The undersigned, states that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, dated May 3, 2010 for and on behalf of LAZ-MD Holdings; and that all action by members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LAZ-MD HOLDINGS LLC

By:	/s/ William J. White

Name:	William J White

Title:	Agent